INVESTOR AGREEMENT

THE INVESTOR'S INTERESTS REPRESENTED BY THIS AGREEMENT ARE NOT REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY STATE SECURITIES LAWS AND MAY NOT BE SOLD, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT AS EXPRESSLY PROVIDED FOR IN THIS AGREEMENT.

THIS AGREEMENT IS BEING USED IN LIEU OF A PROSPECTUS OR OFFERING CIRCULAR PURSUANT TO AN EXEMPTION UNDER STATE LAW. THE ATTORNEY GENERAL OF THE STATE OF NORTH CAROLINA OR ANY OTHER STATE HAS NOT REVIEWED THIS DOCUMENT OR ANY OTHER DOCUMENT SUBMITTED TO INVESTOR IN CONNECTION WITH THIS OFFER FOR THE ADEQUACY OF ITS DISCLOSURE AND DOES NOT PASS ON THE MERITS OF THIS OFFERING.

This Agreement (the "Agreement") is made as of____[EFFECTIVE DATE]____, by and between _[INVESTOR NAME]____ (Investor"), on the one hand, and___The Devil's Circle LLC__ ("Company"), a North Carolina___ limited liability company, with an address of____15825 Colony Oaks Dr, # 416, Charlotte, NC 28277_ on the other hand, regarding certain monies to be contributed by Investor to the Company with respect to the production of the motion picture presently entitled _"The Devil's Circle"_ (the "Picture").

NOW THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements hereinafter set forth and intending to be legally bound, Company and Investor (each a "Party," and collectively, the "Parties") agree as follows:

1.0   **The Picture**. The Picture shall be a feature length motion picture based upon the feature film screenplay entitled____"The Devil's Circle"_____.

2.0 **Investor's Monetary Contribution**. Investor shall furnish the sum of U.S. _____$[AMOUNT]_____ (the "Investment") to the Company as Investor's contribution for production of the Picture, payable to Company promptly upon the full execution of this Agreement. This Agreement shall not become effective unless and until the Investment is paid in full to Company. No additional contributions will be required from Investor.

3.0   **Budget**. It is understood and agreed that the cash production budget of the Picture is approximately U.S.___One Hundred and Five Thousand Dollars ($105,000.00)___, as more fully described below. It is understood and agreed by the Parties that the total budget of the Picture shall not be increased beyond U.S._One Hundred and Fifty Thousand Dollars ($150,000.00)_ (the "Maximum Capitalization") or reduced below U.S_Fifty Thousand Dollars ($50,000)_ inclusive of any In-Kind Contributions (as defined below), without the prior written consent of Investor. Investor's equity is measured by their respective contribution's percentage of 200% of the maximum budget and may increase with a lesser budget and will not dilute.

4.0 **Limited Liability Company**

4.1. Company has been formed as a Limited Liability Company pursuant to the laws of the State of ___North Carolina___ to engage in the ownership and exploitation of the Picture.

4.2. All contributions made by Investor hereunder shall be deposited in the Company production account at a financial institution to be designated by Company.

4.3. Investor will have no right to participate in the management or control of the Company, other than as expressly provided for herein.

5.0 **Timeline**.
Company guarantees a finished film, not to include public releases or distribution agreements, no later than Eighteen (18) months after its minimum required funding reaches U.S. Fifty Thousand Dollars ($50,000). Company agrees to seek modes of worldwide distribution immediately following its completion.

6.0 **Recoupment of Investment; Percentage Share of Profits**.
Gross Proceeds (as defined in paragraph 7.0 below) shall be distributed in accordance with the agreed upon terms in this investment/purchase agreement.

6.1. First, to the Collection Agent for payment of fees and expenses owed by the Company, if applicable.

6.2. Then, all actual state and local taxes and fees based on gross income and taxable income of the Company directly related to the Picture shall be deducted, not including taxes paid on behalf of the members;

6.3. Then, all actual, out of pocket, third party costs of delivery not otherwise budgeted and required by distributors of the Picture shall be deducted to the extent not assumed by distributors as recoupable expenses;

6.4. Then, a percentage of the remaining amounts of Gross Proceeds shall be allocated on a continuing basis to a reserve fund for payment of residuals as required by any applicable guild and/or union agreements (IE, 6.2% for SAG);

6.5. Then, to the sales agent(s) for payment of the sales agency fees and expenses and for legal fees incurred in connection with the negotiation of all distribution and/or sales agency agreements;

6.6. Then, to a reserve to pay for such working capital or reserves as Company reasonably determines to be necessary or appropriate for the proper operation of the Company's business, which shall be liquidated on an on-going basis every six (6) months, provided that Company shall be permitted to withhold a reasonable amount for the purposes herein, including for tax preparation; Not to exceed a total reserve of U.S Six Thousand Dollars ($6,000.00)

6.7.   Then, Company shall have the right to repay any first priority indebtedness with cast, crew or distribution agreements incurred by Company up to $20,000, plus all applicable fees and interest, in connection with the Picture.

6.8.   Then, one hundred percent (100%) to the investors (including Investor and all In-Kind Contributors), *pro rata pari pasu* until such investors shall have been distributed an aggregate equal to their investments, plus a fixed premium of (20%)

6.9.   Then, any deferred amounts that are payable in connection with the Picture shall be paid out on a *pari passu* and proportionate basis from Adjusted Gross Proceeds;

6.10.   Thereafter, the balance shall be considered "Net Profits" and First round Investor shall receive Investor's Proportionate Share of fifty percent (50%) (the "Investors' Net Profits").

6.11.   For the avoidance of doubt, none of the costs and expenses outlined herein may be deducted more than once.

6.12.   It is understood and agreed that Company shall be permitted, within its sole discretion, to accept investors on an "in-kind" basis on the same terms as provided for cash investors in connection with the Picture (collectively "In-Kind Contributions" or "In-Kind Contributors"), provided that (i) any In-Kind Contributions shall be granted on an arms-length basis and Company shall use best commercial efforts to assign the reasonable fair market value to any such In-Kind Contributions, and (ii) in no event shall such In-Kind Contributions when taken with all cash investments exceed the Maximum Capitalization without Investor's prior written consent.

7.0 **Gross Proceeds**. "Gross Proceeds" with respect to any period shall mean all cash, revenues, funds and receipts received, credited to or earned by the Company in connection with the Picture in any and all media worldwide during such period, including without limitation, in connection with the exploitation of the Picture in any and all media worldwide. Notwithstanding the foregoing, excess cash received from any monies raised through a separate crowdfunding campaign and non-recoupable grant monies shall not be included in the definition of Gross Proceeds, provided that any such monies shall be utilized by Production Company solely in connection with the production, completion, promotion, delivery and/or exploitation of the Picture.

8.0 **Accounting**.   The Company shall maintain complete books and records with respect to the distribution and exploitation of the Picture. The Company shall render to Investor, on a quarterly basis for the first two (2) years after initial distribution of the Picture, a written statement of monies due Investor, if any, hereunder (the "Investor Statement") and such Investor Statement shall be accompanied by remittance of any amount shown to be due to Investor thereon. Thereafter, Investor Statements and payments shall be provided semi-annually for as long as the Picture generates Gross Proceeds. If any error is made by the Company in any Investor Statement, it may be corrected by the Company within six (6) months thereafter by making any necessary deductions or additions on subsequent Investor Statements, or at the Company's option by rendering an Amended Investor Statement. Each Investor Statement shall be rendered within sixty (60) days following the end of each accounting period and shall include payment of the applicable amounts payable to Investor. Any Investor Statement rendered by the Company hereunder shall be deemed conclusively true and correct and binding upon Investor, and shall constitute an account stated and be incontestable unless Investor delivers to the Company in writing specific objections, setting forth specific transactions or items objected to and the basis of such objections, within two (2) years from the date of such Investor Statement. Any recovery by Investor shall be limited to those items specifically objected to in writing by Investor within said two (2) year period.

8.1.   Investor shall have the right, at Investor's sole cost and expense, to engage a certified public accountant to examine the books and records of the Company. Such examination shall be made during reasonable business hours, and upon reasonable advance written notice, at the regular place of business of the Company where such books and records are maintained. Such examination shall not be made more frequently than once each calendar year and no more than once with respect to any accounting period. With respect to any accounting period for which the Company has rendered an Investor Statement, such examination shall be permitted only for a period of two (2) years from the date such Investor Statement was received by Investor. In the event that such audit(s) reveal a discrepancy in favor of Investor of five percent (5%) or more, Company shall reimburse Investor for the amount owed and reasonable costs of such audit(s).

8.2.   If company has entered into a Collection Account Management Agreement, the Collection Account Management shall be solely responsible to provide Investor with Investor Statements as provided for herein. It is the responsibility of Company to enter into a CAMA that will ensure timely Investor Statements throughout the life of Agreement.

9.0 **Credits**. Provided that the Investment has been made to Company, Investor shall receive an "Executive Producer" credit on screen, and in all applicable marketing. All other aspects of such credit shall be subject to Company's sole discretion. Every possible effort within reason will be made by Company to assure that above credit is assigned and then utilized by any third party. Company guarantees Executive Producer credit will appear in the customary manner on screen subject to the creative and visual execution of film credits. Company will assure that official credit is given via IMDb (Internet Movie Database) within 24 hours of the time the investment is made.

10.0 **Perks**. Company grants the following perks to the investor after items become available

10.1.   Four tickets to Picture's movie premiere with red carpet access

10.2.   VIP access to the set during filming of Picture

10.3.   One walk on role in a scene

10.4.   Cast & Crew signed Blu-ray

10.5.   Cast & Crew signed 27x40 poster

10.6.   Digital download

10.7.   Behind the scenes access and updates throughout development and production

11.0 **No Assurance of Return of Investment or Profits**. Investor has no assurance of receiving a return of the capital invested in the Picture pursuant to this Agreement, or any profit in excess of their capital investment. Investor has been advised to seek independent legal counsel before making the Investment commitment and fully understands, and can withstand, that there is an risk of loss associated with making the Investment. Investor acknowledge that no assurances, guaranties, representations or warranties have been given that, by entering into this Agreement that any recoupment and/or profits will be realized, and that Investor is not relying and has not relied on any statements, representations or warranties of any person or entity in making the decision to provide the Investment or to enter into this Agreement. Investor is sophisticated in investment and business matters and are knowingly, voluntarily and intelligently entering into this Agreement, especially with respect to the Investment. A more comprehensive list of Risk Factors is attached hereto as Exhibit "A".

12.0 **Distribution of the Picture**. The Company shall use commercially reasonable efforts to cause the Picture and all rights related thereto to be exploited in all markets and media, so as to maximize the monetary return to be derived by the Picture and all rights related thereto. To that end, the Company shall endeavor to arrange for third parties to distribute and/or exploit the Picture and all rights related thereto.

13.0 **Lack of Distribution Agreements**. The Parties hereby acknowledge that there is presently no contract with any distributor to distribute the Picture. The success of the Picture will be dependent upon the Company's ability to complete the Picture, the attractiveness of the final product to a distributor and the distributor's willingness to commit substantial sums to promote the Picture successfully. The Company will not have the financial capability to distribute the Picture itself. The gross revenue derived from any Picture is dependent, among other things, upon the interest of distributors and their ability to obtain suitable distribution via theatrical, television, home video, and/or other media, and in selecting proper release dates and appropriate advertising and promotion for the Picture. The Company has no agreement at this time with any third party for the distribution of the Picture. The negotiation of final distribution agreements, which frequently occurs (if at all) near the time of completion of motion pictures, will have a substantial impact upon the amount of receipts available to the Company from the exploitation of the Picture. There is no assurance that such negotiations will result in revenues or profits to the Company. Furthermore, although the Company has agreed to use commercially reasonable efforts to cause the Picture to be distributed, there is no assurance that the Picture will be distributed or that such distribution will be profitable to the Company. The fact that any distributor derives profits from its distribution of the Picture will not, in turn, assure that the Company will also derive profits therefrom.

14.0 **Copyright**. With respect to the Picture, and exploitation thereof, the Company shall own, solely and exclusively, on a worldwide basis for the duration of the applicable copyright term, the entire copyright therein and all film, tape, databases, and other physical materials embodying the same and/or created in connection therewith, as well as all new characters, events, stories, narratives, dialogue, music, effects and other elements contained therein and will file the appropriate copyright application(s) in the Company's name with the United States Copyright Office to protect the Picture and any rights associated with or derived from the Picture.

15.0   **Warranties and Representations**.

   15.1.   Investor warrants and represents to the Company that:

15.1.1. Investor is properly able to evaluate the proposed business of the Company and the inherent risks therein.

15.1.2. In regards to Investors tax liability, Investor has reviewed with Investor's own tax advisor(s) and/or attorney(s), to the extent Investor considers it prudent or relevant, the consequences of this investment and the transaction contemplated by this Agreement and is relying solely on such advisors and not on any statements or representations of the Company in connection therewith, other than as provided for herein. Investor understands that Investor, and not the Company, shall be solely responsible for Investor's own tax liability that may arise as a result of this investment or the transactions contemplated by this Agreement.

15.1.3. Investor is a sophisticated investor familiar with the types of risks inherent in an investment of the nature hereof, and has such business or financial experience that Investor is capable of protecting his own interests in connection with the investment of the Investment.

15.1.4. Investor acknowledges that neither the Company nor any person or entity acting on behalf of the Company has offered the opportunity to invest herein by means of any form of general solicitation or advertising, including without limitation, (i) any advertisement, article, notice or other communication published in any newspaper, magazine or similar media, or broadcast over television or radio, or (ii) any seminar or meeting whose attendees have been invited by any general solicitation or general advertising.

15.1.5. Without waiver of any of Investor's rights in the event of a breach of this Agreement by Company, Investor is able to bear the substantial economic risks of the investment in the Investment being made by him and can afford to maintain the investment for an indefinite period of time without realizing any direct or indirect cash return, and at the present time the Investor could afford a complete loss of such investment.

15.1.6. Investor understands that this is a speculative investment and involves a high degree of risk; and the Company has no financial or operating history.

15.1.7. Investor is fully aware that in agreeing to enter into this Agreement, the Company is relying upon the truth and accuracy of the representations and warranties of Investor made herein.

15.2. Company warrants and represents to the Investor that:

15.2.1. Company is free to enter into this Agreement and that the consent of no other person or entity is necessary in order for Company to enter into and fully perform this Agreement;

15.2.2.   Company has or will acquire the rights in and to all literary, musical and dramatic material contained in the Picture, and has or will enter into all agreements and contracts with actors, directors, producers, writers and others rendering services or supplying materials in connection with the development, production and exploitation of the Picture in order for the Picture to be distributed and exploited in any and all media whether now known or hereafter devised throughout the world in perpetuity;

15.2.3.   To the best of Company's knowledge after due inquiry, the production and exploitation of the Picture by Company will not violate the rights of any third party or cause the Company to be in material breach of any obligation to or contracts with third parties; and

15.2.4.   All representations and warranties made by Company in this Agreement are true and accurate. Company LLC is properly organized and in good standing.

16.0 **Indemnification**.   Investor shall indemnify and hold harmless the Company against any and all liability, damages, costs, and expenses, including reasonable outside attorneys' fees and costs, in connection with Investor's breach of this Agreement and/or any of Investor's representations, warranties and covenants made herein, other than in connection with any such damages that result from: (i) any material breach by the Company of the Company's warranties and representations; or (ii) the gross negligence, recklessness and/or other intentional tortious acts or omissions committed by the Company and/or any agent, employee, guest or invitee of Company. Company shall at all times defend, indemnify and hold Investor, and its officers, directors, agents and employees harmless from and against any and all damages arising out of any breach of any of the representations or warranties made by Company under this Agreement or any grossly negligent, intentionally tortious acts or omissions of Company or Company's agents, employees, guests or invitees, or arising out of Company's development, production, distribution or exploitation of the Picture, other than in connection with any such damages that result from: (i) any material breach by Investor of Investor's warranties and representations; or (ii) the gross negligence, recklessness and/or other intentional tortious acts or omissions committed by Investor and/or any agent, employee, guest or invitee of Investor.

17.0 **Publicity**. Investor shall not individually or through any publicity representative or otherwise, circulate, publish or otherwise disseminate any news story or article, book or other publicity containing the subject matter of this Agreement. Investor may publicize, in written format only, digital or otherwise, or any other means as already publicized by Company, any connection to Picture proceeding its development phase. Investor is not prohibited from issuing personal publicity concerning Investor incidentally mentioning the Picture, provided that no publicity issued by Investor, whether personal publicity or otherwise, shall contain derogatory mention of Company, its employees, parent companies and/or affiliates, the Picture or others in connection with the Picture.

18.0 **Content Alterations**. Company agrees Investor's contribution is made based on the current feature film version of the intellectual property, screenplay and intent of the subsequent Picture and no drastic changes will be made after Investor's contribution. Drastic changes will be defined as an alteration to genre, which is a "horror", or the main plot. Company however reserves the right to add, omit or change scenes, characters, locations, names, and other minor elements that don't affect the overall intent of Picture.

19.0 **Force Majeure**. The Company will not be deemed in default and will not be liable to Investor if the Company is unable to commence or complete production or photography of the Picture by reason of fire, earthquake, flood, personal accident, epidemic, explosion, strike, lockout, riot, civil disturbance, act of public enemy, embargo, war, terrorist act, act of God, or the death, illness or incapacity of the director or any principal member of the Picture's cast or crew, or direction of any municipal, county, state or national ordinance or law, any executive or judicial order, or any failure or delay of the laboratory processing the Picture's negatives, or similar causes beyond the Company's control.

20.0 **Relationship of Parties**. The Parties each acknowledge that no agency or employment relationship has or will be created by this Agreement. Parties shall not have the authority to bind or enter each other into any employment agreement related to the Picture or any rights therein.

21.0 **Business Opportunities**. Each of the Parties acknowledges that this Agreement relates only to the Picture and all rights related thereto and that none of the Parties will in any way be restricted from any other business activity (including any motion picture activity), whether or not competitive to the Picture.

22.0   **Notices**. All notices hereunder shall be in writing and sent as PDF documents via electronic Mail.

23.0   **Miscellaneous**.

23.1.   Investor and the Company shall execute and deliver any and all additional papers, documents, and other instruments and shall do any and all further acts and things reasonably necessary in connection with the performance of its obligation hereunder to carry out the intent of this Agreement. Execution may be via PDF, facsimile and/or other electronic signature.

23.2.   The sole remedy of Investor for any dispute relating to the subject matter hereof (including, without limitation, disputes regarding credit) shall be an action at law for damages (if any) actually suffered by Investor. In no event shall Parties terminate or rescind this Agreement or seek or be entitled to enjoin or restrain the exhibition, distribution, advertising, marketing or other exploitation of the Picture.

23.3.   This Agreement contains the entire understanding of the Parties, and supersedes all prior agreements and understandings between the Parties. This Agreement may be amended only by a written instrument signed by the Parties.

23.4.   If any part of this Agreement is deemed void or invalid by a court of competent jurisdiction, that decision shall not affect any other provisions hereof, and the remainder of this Agreement shall be effective as though such void or invalid provision had not been contained herein.

23.5. The waiver by any Party of any term or condition of this Agreement, or any part hereof, shall not be deemed a waiver of any other term or condition of this Agreement, or of any later breach of this Agreement, or of any part thereof.

23.6. This Agreement shall be governed by the laws of the State of North Carolina applicable to agreements made and wholly performed therein. The Parties hereby consent to the state and federal courts of the State of North Carolina as the exclusive venue for any actions in connection with this Agreement.

23.7. This Agreement may be executed in counterparts, all of which together shall constitute a single agreement.

23.8. The paragraph headings within this Agreement are for convenience purposes only and shall in no way be considered dispositive with respect to the interpretation of any paragraph of the Agreement or the Agreement itself.

23.9. The parties agree to keep confidential this Agreement and the subject matter hereof, which shall not be disclosed to any third party except (a) as it has become generally available to the public; (b) to the parties' agents, representatives, attorneys and professional advisors, on a need-to-know basis; (c) in order to comply with any law, rule, regulation or order of any governmental authority with jurisdiction over the subject matter hereof; and (d) as may be required by Investor for Company to enforce its rights under this Agreement.

23.10. Picture will not be assigned to another entity without written consent from Investor.

[Signature page follows]

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE]_____.

COMPANY:

The Devil's Circle LLC

Founder Signature

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

Read and Approved (For IRA Use Only):

INVESTOR:

By: _____

By:*Investor Signature*_____

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Investor is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[   ] Not Accredited

Risk Factors

The business of Company will be to finance, produce and exploit the Picture and the ancillary rights therein held by Company, (i) that in such ventures the risk of loss is high in comparison with the prospects for any profit, and that therefore investment in the Company is suitable only for those investors who do not require liquidity in their investment; (ii) the production of the Picture by Company is an entirely new and speculative venture and it is impossible to project or predict whether the Investment will result in a gain or loss to the investors, and therefore **ANY POTENTIAL INVESTOR PARTY TO THE AGREEMENT SHOULD NOT INVEST IN THE PICTURE UNLESS SUCH PARTY IS PREPARED FOR THE POSSIBILITY OF TOTAL LOSS OF THE INVESTMENT;** (iii) the success of a film in theatrical distribution, television, home video and other ancillary markets is dependent upon public taste which is unpredictable and susceptible to change; (iv) the success of a film may also be significantly affected by the number and popularity of other films being distributed, therefore, the success of a motion picture is impossible to predict and absolutely no assumptions should be made respecting the ultimate economic results which may be realized by the Picture; and (v) in addition to the foregoing, the risks of an investment in the Company include, without limitation, the following:

        (a)   Speculative Nature of the Business. The business of the production and exploitation of motion pictures is highly speculative and has historically involved substantial risks. The costs to produce a motion picture are often miscalculated and may be increased by factors beyond the control of its producer. The ultimate profitability of any motion picture depends upon its audience appeal in relation to its cost of production and distribution. Audience appeal, in turn, depends upon unpredictable critical reviews and changeable public taste, among other things, which cannot be readily ascertained in advance. Based upon available information, a majority of completed motion pictures fail to generate sufficient revenues to recover their cost of production and distribution. Accordingly, there can be no assurance that Company will exploit the Picture so as to enable the Company to recoup all or any portion of its Investment or to yield a profit on its Investment. Furthermore, until the completion of post-production and the sale of the Picture to a distributor, it is unlikely that the Company will derive any revenues from the Picture. In addition, the Company cannot predict the timing or amount of revenues, if any, it may derive from the exploitation of the Picture.

        (b)   Risks of Motion Picture Production. There are significant risks involved in the production of any motion picture, many of which may materially delay completion of the Picture or make completion impossible. If the Picture is not completed, no revenues will be derived from the Picture. Such risks include, but are not limited to, production costs exceeding available funds, labor disputes, death or disability of key talent or other key personnel, equipment difficulties, destruction of completed film negatives or unanticipated adverse weather conditions. The occurrence of any such event may cause delays and increase production costs and may have a material adverse effect upon the Investment. These or similar events are beyond the control of Investor and/or the Company. To the extent that contributions to the capital of Company are insufficient to cover all production costs of the Picture, Company will make every attempt to raise additional funding or mitigate the issue. In the event the Company cannot raise additional funds, all such contributions may be lost.

        (c)   Competition. Company intends to engage in a highly competitive business and therefor the Investment contains a high degree of risk. Competition is encountered in different phases of the production and exploitation of a motion picture. In the production phase of the Picture, competition may have a material effect on the employment and cost of personnel. After the completion of its production, the Picture will, upon its distribution, be competing with other motion pictures and, indirectly, with other forms of public entertainment. Such competition in the phases of the production and exploitation of the Picture may have a material adverse impact on the Investor's Investment. Many companies involved in the production and exploitation of motion pictures have, from time to time, encountered financial difficulties, which reflect the highly competitive character of, and adverse development in, the motion picture industry as well as the unpredictability of public reaction to motion pictures.

(d)   Lack of Diversification. The Company is formed solely for the purpose of developing, producing and exploiting the Picture. Therefore, the financial performance of the Company is solely dependent upon the success of its Picture. In addition, the financial performance of the investment in Company is dependent upon the ability of Company to complete the Picture in a timely and cost-effective manner, the ability of Company to obtain successful theatrical distribution of the Picture and the ultimate audience appeal of the Picture if and when completed.

(e)   Risk of Motion Picture Distribution. Distribution of films requires specialized marketing expertise and considerable financial resources. Company will be dependent on a distributor for this marketing expertise and for providing funds for prints and advertising. Without the participation of a distributor, there is little likelihood that significant revenues from any source will be realized. The participation of a distributor does not, however, guarantee that the distribution will be successful or that substantial revenues will be realized therefrom.

(f)   Changes in the Film Industry. Technological developments have resulted in the availability of alternative distribution mediums for film entertainment, including expanded pay and cable television and videocassettes, DVDs and digital technologies. These alternative distribution mediums typically have different revenue allocation arrangements from one another and such allocation arrangements often vary over time. In recent years, revenues from licensing of films to network television have decreased, revenues from pay television initially increased substantially, then leveled and have recently begun to fall, and revenues from videocassettes and DVDs and digital platforms have increased significantly while being generated by a smaller group of major titles. Generally, however, the level of theatrical success remains a critical factor in generating revenues in these ancillary markets.

(g)   Management. Other than as set forth in the Agreement, the investors will not have a right to participate in the management of the business of the Company. Accordingly, no prospective investor should invest unless he or she is willing to entrust all aspects of management to the Company.

(h)   Federal Income Tax Consequences. The Company has not been structured to provide tax benefits to investors, and an investment in the Company should not be based on the expectation that tax benefits will accrue therefrom.